Exhibit 4.1

FIRST AMENDMENT TO RIGHTS AGREEMENT

THIS FIRST AMENDMENT TO RIGHTS AGREEMENT (this “Amendment”) is made as of this 20th day of April, 2012 by and between Nabi Biopharmaceuticals, a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company, a New York limited liability trust company, as rights agent (the “Rights Agent”).

WHEREAS, the Company entered into that certain Rights Agreement with Rights Agent, dated August 25, 2011 (the “Rights Agreement”);

WHEREAS, the Company intends to into a Merger Implementation Agreement, by and between Biota Holdings Limited (“Biota”) and the Company (the “Merger Agreement”) pursuant to which the Company will acquire all of Biota’s issued shares pursuant to a scheme of arrangement in consideration for the Company issuing Common Stock to Biota shareholders;

WHEREAS, the Company desires to amend the Rights Agreement to effectively terminate the Rights thereunder immediately prior to execution of the Merger Agreement;

WHEREAS, Section 26 of the Rights Agreement provides that the Rights Agreement can be amended in the sole and absolute discretion of the Company for so long as the Rights are then redeemable;

WHEREAS, as of the time immediately prior to this Amendment, the Rights are redeemable; and

WHEREAS, the Board of Directors of the Company has determined, in connection with the execution of the Merger Agreement, that it is in the best interest of the Company and its stockholders to amend the Rights Agreement and has directed that the Rights Agreement be amended as provided herein pursuant to Section 26 of the Rights Agreement;

NOW, THEREFORE, in consideration of the foregoing and of other consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Section 7.1 of the Rights Agreement is hereby amended by replacing the word “or” immediately prior to subsection (iv) with a comma and inserting the following at the end of Section 7.1 before the period:

“or (v) immediately prior to the time that the Company executes and delivers that certain Merger Implementation Agreement by and between the Company and Biota Holdings Limited (the “Merger Agreement”).”

2. The Rights Agreement is hereby further amended by adding the following Section 36, to appear immediately following Section 35 of the Rights Agreement:

“Section 36. Exception for Merger Agreement. Notwithstanding any provision of this Rights Agreement to the contrary, (i) none of a Distribution Date, a Stock Acquisition Date nor a Trigger Event shall be deemed to have occurred, (ii) neither Biota Holdings Limited nor any Affiliate or Associate of Biota Holdings Limited shall be deemed to have become an Acquiring Person, and (iii) no holder of any Rights shall be entitled to exercise such Rights under, or be entitled to any rights pursuant to, any of Sections 6, 7.1, 7.3, 11.1.2 or 24, in any case solely by reason of the approval, execution, delivery or effectiveness of the Merger Agreement.”

3. The Rights Agreement, as amended by this Amendment, shall remain in full force and effect.

4. This Amendment may be executed in two or more counterparts, each of which shall together constitute one and the same document.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties herein have caused this Amendment to be duly executed and attested, all as of the date and year first above written.

NABI BIOPHARMACEUTICALS

By:	/s/ Raafat E.F. Fahim, Ph.D.
Name:	Raafat E.F. Fahim, Ph.D.
Title:	Chief Executive Officer

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:	/s/ Paula Caroppoli
Name:	Paula Caroppoli
Title:	Senior Vice President